Filed Pursuant to Rule 253(g)(2)
File No. 024-12389

Supplement No. 10 dated June 2, 2025 to the Offering Circular dated June 26, 2024

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 4 USA LLC, dated June 26, 2024, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

·	Our price per share value as of June 2, 2025.

As of June 2, 2025, our price per share is $1.0931.

Value as of June 2, 2025
Net Asset Value (NAV)	$5,956,770.84
Total Outstanding Shares	5,449,429
Share Price	$1.0931

The fixed price of Class A Investor Shares was determined by calculating the Net Asset Value ("NAV") of the Company and dividing the NAV by the total number of outstanding shares. The NAV is calculated as the Net Present Value ("NPV") of the Estimated Net Operating Income ("Estimated NOI") of the Company. See "Price of Class A Investor Shares".